GELTECH SOLUTIONS, INC.

1460 Park Lane South, Suite 1

Jupiter, FL 33458

October 14, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Ms. Pamela Long

Re:

GelTech Solutions, Inc. - Registration Statement on Form S-1;

File No. 333-207287

Dear Ms. Long:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, GelTech Solutions, Inc. (the “Company”) is hereby requesting that the Company’s Registration Statement on Form S-1 (File No. 333-207287) filed on October 5, 2015 be made effective on October 16, 2015 at 4:30 p.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 686-3307.

Very truly yours,

/s/ Michael Hull
Michael Hull
Chief Financial Officer

cc:

Brian S. Bernstein, Esq.

Michael D. Harris, Esq.